SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE
13d-2(a)

CLST Holdings, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

150925204

(CUSIP Number)

Timothy S. Durham

111 Monument Circle

Suite 3680

Indianapolis, Indiana 46204-2415

(317)237-4055

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 17, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 150925204

1	Names of Reporting Persons Timothy S. Durham

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,505,394

	8	Shared Voting Power 1,969,077

	9	Sole Dispositive Power 1,505,394

	10	Shared Dispositive Power 1,969,077

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,474,471

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 14.7%*

14	Type of Reporting Person IN

*              Based on 23,649,282 shares of common stock of CLST Holdings, Inc. outstanding as of February 17, 2009.

CUSIP No. 150925204

1	Names of Reporting Persons DC Investments, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,969,077

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,969,077

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,969,077

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 8.3%*

14	Type of Reporting Person OO

*              Based on 23,649,282 shares of common stock of CLST Holdings, Inc. outstanding as of February 17, 2009.

CUSIP No. 150925204

1	Names of Reporting Persons Fair Holdings, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,969,077

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,969,077

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,969,077

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 8.3%*

14	Type of Reporting Person CO

*              Based on 23,649,282 shares of common stock of CLST Holdings, Inc. outstanding as of February 17, 2009.

CUSIP No. 150925204

1	Names of Reporting Persons Fair Finance Company

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Ohio

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,969,077

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,969,077

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,969,077

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 8.3%*

14	Type of Reporting Person CO

*              Based on 23,649,282 shares of common stock of CLST Holdings, Inc. outstanding as of February 17, 2009.

CUSIP No. 150925204

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the shares of common stock, $.01 par value (the “Common Stock”), of CLST Holdings, Inc., a Delaware Corporation (the “Issuer” or “Company”), with its principal offices at 15950 N. Dallas Parkway, Tower II, Suite 400, Dallas, Texas 75248.

Item 2.	Identity and Background.

(a), (b), (c) and (f)

The persons filing this statement are Timothy S. Durham (“Durham”), DC Investments, LLC, an Indiana limited liability company (“DC Investments”), Fair Holdings, Inc., an Ohio corporation and wholly owned subsidiary of DC Investments (“Fair Holdings”) and Fair Finance Company, an Ohio corporation and wholly owned subsidiary of Fair Holdings (“Fair”, and together with Durham, DC Investments and Fair Holdings, the “Reporting Persons”).

Mr. Durham is a citizen of the United States and his principal address is 111 Monument Circle, Suite 3680, Indianapolis, Indiana 46204. Mr. Durham is the managing member of DC Investments and serves as Chairman of the Board of Directors of Fair Holdings and Chief Executive Officer and a member of the Board of Directors of Fair.  Mr. Durham is also a member of the Board of Directors of the Issuer.

The principal address of DC Investments, Fair Holdings and Fair is 815 East Market Street, Akron, Ohio 44305.  DC Investments, through various wholly owned operating subsidiaries, is primarily involved in transportation and transportation related businesses.  Fair Holdings’ and Fair’s principal business is purchasing and servicing receivables asset portfolios.  The names and business addresses of the directors and executive officers of each of Fair Holdings and Fair are set forth on Attachment I to this Schedule 13D and incorporated herein by reference. All persons named on Attachment I to this Schedule 13D are citizens of the United States.

(d) and (e)

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Effective February 13, 2009, the Company, through CLST Asset III, LLC (the “Subsidiary”), a newly formed, wholly owned subsidiary of CLST Financo, Inc. (“Financo”), which is one of the Company’s direct, wholly owned subsidiaries, purchased certain receivables, installment sales contracts and related assets owned by Fair, James F. Cochran, Chairman and member of the Board of Directors of Fair, and by Durham (the “Purchase Agreement”).  As partial consideration for assets acquired by the Company under the Purchase Agreement, the Company issued 1,969,077 shares of Common Stock to Fair and 452,000 shares of Common Stock to Durham.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired the voting shares for investment purposes.  Except as set forth below, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the following actions:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

CUSIP No. 150925204

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)            Any other material change in the Issuer’s business or corporate structure;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)            A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)            Any action similar to any of those enumerated above.

Durham, as a director of the Issuer, will continue to evaluate the Issuer’s business, prospects and financial condition, the market for the Common Shares, monetary and stock market conditions and other further developments and will continue to participate in meetings or hold discussions with the Issuer’s management, other stockholders and other persons, regarding the operations, assets, capital structure or ownership of the Issuer.  Such discussions may relate to one or more of the transactions specified in clauses (a) through (j) above.  The Reporting Persons reserve the right to change their intentions and to develop plans or proposals that could result in any of the transactions described in subparagraphs (a) through (j) above, or any other transaction which the Reporting Persons believe could enhance stockholder value.

Item 5.	Interest in Securities of the Issuer.

(a)  As of the date hereof, Fair beneficially owns 1,969,077 shares of Common Stock, representing approximately 8.3% of the Issuer’s outstanding shares of Common Stock. Durham is the managing member of DC Investments, the Chairman of the Board of Directors of Fair Holdings and the Chief Executive Office and a member of the Board of Directors of Fair, and therefor, Durham may be deemed to beneficially own, in the aggregate, 3,474,471 shares of Common Stock, representing approximately 14.7% of the Issuer’s outstanding shares of Common Stock.  The percentage of the Issuer’s outstanding shares of Common Stock is based on 23,649,282 shares of Common Stock outstanding as of the date hereof.

(b)  Durham has sole voting and sole dispositive power with respect to 1,505,394 shares of Common Stock.  Each of Durham, DC Investments, Fair Holdings and Fair may be deemed to have shared voting and dispositive power with respect to 1,969,077 shares of Common Stock held by Fair.

(c)  As described in Item 3 above, effective February 13, 2009, the Company purchased certain receivables, installment sales contracts and related assets from Fair, Durham and Mr. Cochran.  As partial consideration for assets acquired under the Purchase Agreement, the Company issued 1,969,077 shares of Common Stock to Fair and 452,000 shares Common Stock to Durham.  For purposes of the transaction, the shares of Common Stock issued by the Company were valued at $0.36 per share.

(d)  Not applicable.

CUSIP No. 150925204

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons and between the Reporting Persons and any other Person with respect to securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
10.1	Joint Filing Agreement By and Among Reporting Persons
10.2	Purchase Agreement, effective as of February 13, 2009.
10.3	Promissory Note issued to Fair Finance Company (Portfolio A).
10.4	Promissory Note issued to Timothy S. Durham (Portfolio A).
10.5	Promissory Note issued to Fair Finance Company (Portfolio B).
10.6	Promissory Note issued to Timothy S. Durham (Portfolio B).

CUSIP No. 150925204

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2009

DC Investments, llc

By:	/s/ Timothy S. Durham
Timothy S. Durham,
Managing Member

FAIR holdings, inc.

By:	/s/ Timothy S. Durham
Timothy S. Durham,
Chairman of the Board

FAIR FINANCE COMPANY

By:	/s/ Timothy S. Durham
Timothy S. Durham,
Chief Executive Officer

/s/ Timothy S. Durham
Timothy S. Durham, in his individual capacity

CUSIP No. 150925204

ATTACHMENT 1

The name, business address, and principal occupation of the directors and executive officers of Fair Holdings, Inc., are as follows:

DIRECTORS

Name	Business Address	Office

James F. Cochran	Fair Finance Company 815 East Market Street Akron, Ohio 44305	Director
Timothy S. Durham	Fair Finance Company 815 East Market Street Akron, Ohio 44305	Director

EXECUTIVE OFFICERS

Name	Business Address	Office

James F. Cochran	Fair Finance Company 815 East Market Street Akron, Ohio 44305	Chairman of the Board
Timothy S. Durham	Fair Finance Company 815 East Market Street Akron, Ohio 44305	Chief Executive Officer

The name, business address, and principal occupation of the directors and executive officers of Fair Finance Company are as follows:

DIRECTORS

Name	Business Address	Office

James F. Cochran	Fair Finance Company 815 East Market Street Akron, Ohio 44305	Director
Timothy S. Durham	Fair Finance Company 815 East Market Street Akron, Ohio 44305	Director

EXECUTIVE OFFICERS

Name	Business Address	Office

James F. Cochran	Fair Finance Company 815 East Market Street Akron, Ohio 44305	Chief Executive Officer
Timothy S. Durham	Fair Finance Company 815 East Market Street Akron, Ohio 44305	Chairman of the Board